

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 16, 2017

Via E-mail
Mr. James T. Hippel
Chief Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

      Re: **Bio-Techne Corporation**
              Form 10-K for the Year Ended June 30, 2016
              Filed August 29, 2016
              File No. 000-17272

Dear Mr. Hippel:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Healthcare and Insurance